January 27, 2025

Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

       Re: G-III Apparel Group, Ltd.
           Form 10-K for the Fiscal Year Ended January 31, 2024
           Form 10-Q for the Fiscal Quarter ended October 31, 2024 File No. 000-18183
Dear Neal S. Nackman:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2024
Results of Operations, page 55

1. Please revise future filings to quantify the extent to which changes in net sales for each segment were materially impacted by changes in volume, product mix, and price. For example, when you indicate the decline in net sales for your wholesale operations segment is primarily due to a decline in net sales of Calvin Klein and
       Tommy Hilfiger licensed products, it is unclear to what extent this resulted from a decline in the volume of products sold, a change in product mix, or higher promotional activity resulting in lower average prices for these licensed products. As another example, given your reference to increased promotional activity for your retail operations segment within your analysis of gross profit, it would likely be appropriate to explain the increase in this segment's net sales as resulting from a higher volume of products sold partially offset by lower average prices and to quantify the impact of each of these underlying drivers. See Item 303(b)(2)(iii) of Regulation S-K.
2. Please revise future filings to provide an analysis of results at the segment level where material to an understanding of consolidated results. Specifically, since your segments
 January 27, 2025
Page 2

       experience differing profitability, with your wholesale segment historically generating operating profits and your retail segment historically generating operating losses, you should provide an analysis of the components of operating profit or loss at a segment level to allow investors better insight into why the profitability of these segments differs so significantly. We note your analysis of results at the segment level currently only includes revenue and gross profit, which does not adequately explain the differing profitability of these segments or the differing trends in each segment's selling, general and administrative expense, depreciation and amortization, or asset impairments. See Section III.B.2. of SEC Release No. 33-8350.
3. We note that your retail segment follows a 52/53 week fiscal year, with fiscal 2024 containing 53 weeks and fiscal 2023 containing 52 weeks. Tell us how you determined that discussion of the impact of the extra week would not assist your
       investors in understanding changes in the revenue, expenses, and operating loss of your retail segment when comparing fiscal 2024 to fiscal 2023. Please advise or revise future filings as necessary.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 57

4.     We note your analysis of cash flows from operating activities on page
60. Please
       revise future filings to provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the cash flow statements. Refer to
Item 303(a) of
       Regulation S-K and Section IV.B. of SEC Release No. 33-8350.
Form 10-Q for the Fiscal Quarter ended October 31, 2024
Notes to Condensed Consolidated Financial Statements
Note 12 - AWWG Investment, page 17

5. We note that you are accounting for your 18.7% interest in AWWG under the equity method, as you have determined you have significant influence. While the determination of significant influence is judgmental, ASC 323-10-15-8 states there is
       a presumption that an investment of less than 20% does not provide significant influence unless such ability can be demonstrated. Please provide us with your analysis under ASC 323 to demonstrate to us how you overcame this presumption.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

6. We note your disclosure on page 8 of your Form 10-K for the fiscal year ended
       January 31, 2024 that the owner of the Calvin Klein and Tommy Hilfiger brands has indicted they do not plan to renew your licenses to produce products under these brands, and these licenses expire beginning December 31, 2024. We further note that sales of products produced under these license agreements comprise a significant portion of your revenue. It appears that fiscal 2025 will be the last year under which
 January 27, 2025
Page 3

       you will produce and sell goods under all of your existing Calvin Klein and Tommy
       Hilfiger licenses, and the expiration of these licenses could have an adverse impact on your results in future periods beginning with your fiscal 2026. However, we do not see any discussion of this matter in your Form 10-Q. Please tell us how you plan to address this matter within your MD&A disclosures in your upcoming Form 10-K for the fiscal year ended January 31, 2025. We remind you that your discussion and analysis must focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.
       Refer to Item 303 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Thompson at 202-551-3737 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing